March 16, 2018

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE: CAT9 Group Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 22, 2018

File No. 333-222288

Dear Ms Ransom:

This correspondence is in response to your comment letter received by electronic mail dated March 9, 2018 related to Amendment No. 1 (“Amendment No. 1”) to our filing of the Form S-1/A filed February 22, 2018 on the behalf of CAT9 Group Inc., File No. 333-222288.

Please accept the following responses and note that Registrant filed an amended Form S-1/A2 on March 16, 2018.

Comment 1

General

1. Update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding update disclosures throughout your filing.

Answer: Pursuant to Rule 8-08 of Regulation S-X, we intend to file our 2017 year end Form 10-K financial statements and accompanying notes within the time frame stipulated within the statutory regulations. We have updated our filing on pages 7 and F-13 to add this disclosure accordingly.

Comment 2

Due to the lack of trading market for our securities….page 42

2. We note your response to prior comment 2. However, you continue to refer to OTC Markets Pink Sheets in your prospectus. For example in the risk factor referenced above and on page 53 in the paragraph after your use of proceeds chart you reference the OTC Markets Pink Sheets. Please review your entire filing and remove such references.

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Answer: We have removed all references to OTC Markets Pink Sheets in our filing.

Comment 3

Products and Markets, page 44

3. We note that your response to prior comment 6 and the related exhibits. However, we note that it does not appear that the exhibits support your statements as strongly as you have presented. In this regard, Exhibit 99.5 says that acer truncatum “has the potential” to reduce Alzheimer’s but you have stated “studies have shown it to improve and reduce the risk of Alzheimer’s disease.” Please review your statements and the supporting materials and revise as necessary.

Answer: We have amended our filing to state that “acer truncatum has the potential” to reduce Alzheimer’s which is in accordance with the independent party’s report under exhibit 99.5

Comment 4

Exhibits, page 68

4. We note your response to prior comment 7 and your revised disclosures on page 6. However, your exhibit index is inconsistent with your disclosure elsewhere in your prospectus. For example, on page 6 you state that two joint venture agreements are incorporated by reference into your prospectus as exhibits as 10.3 and 10.4, however, your exhibit index seems to identify the same agreements as exhibits 10.5 and 10.6. Please review your disclosures or advise.

Answer: We have amended our filing identifying these two agreements as exhibit 10.5 and exhibit 10.6, this error was a typo.

Comment 5

Signatures, page 71

5. Your registration statement on Form S-1 has not been signed as provided in the Instructions to Signatures on Form S-1. The Form S-1 should be signed by a majority of the board of directors. You seem to have two directors and yet only one director has signed the registration statement. Please amend your Form S-1 to provide signatures as provided in the form.

Answer: We have added our second director, Lu Shanhu, within our signature block in our filing.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Wenfa “Simon” Sun

Wenfa “Simon” Sun

President and Chief Executive Officer

cc: Darian B. Andersen

General Counsel, P.C.

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